UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Reva Medical, Inc.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

76133E109

(CUSIP Number)

12/23/2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 76133E109	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON Brookside Capital Partners Fund, L.P. EIN No.: 04-3313066
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,783,204 shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,783,204 shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,783,204 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.49%[1]
12.	TYPE OF REPORTING PERSON PN

[1]	Percentage is calculated based on 32,784,003 shares of Common Stock outstanding on November 10, 2011.

13G

CUSIP No. 76133E109	Page 3 of 7 Pages

13.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookside Capital Trading Fund, L.P. EIN No.: 26-4233731
14.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
15.	SEC USE ONLY
16.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	17.	SOLE VOTING POWER 181,818 shares[1]
	18.	SHARED VOTING POWER 0
	19.	SOLE DISPOSITIVE POWER 181,818 shares
	20.	SHARED DISPOSITIVE POWER 0
21.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
22.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
23.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .55%[2]
24.	TYPE OF REPORTING PERSON PN

[1]	Represents 1,818,182 CHESS Depository Interests that are convertible at the option of the holder into shares of Common Stock on a 10:1 basis.
[2]	Percentage is calculated based on 32,784,003 shares of Common Stock outstanding on November 10, 2011.

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Reva Medical, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 5751 Copley Drive, Suite B, San Diego, CA 92111.

Item 2(a).	Name of Person Filing

This Statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Brookside Capital Partners Fund, L.P., a Delaware limited partnership (“Partners Fund”). Brookside Capital Investors, L.P., a Delaware limited partnership (“Brookside Investors”) is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company (“Brookside Management”), is the sole general partner of Brookside Investors. (2) Brookside Capital Trading Fund, L.P., a Delaware limited partnership (the “Brookside Fund”). Brookside Capital Investors II, L.P., a Delaware limited partnership (“Brookside Investors II”) is the sole general partner of the Brookside Fund. Brookside Management is the sole general partner of Brookside Investors.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 19, 2011, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d- 1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Partners Fund, Brookside Fund, Brookside Investors, Brookside Investors II, Brookside Management is c/o John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

Item 2(c).	Citizenship

Each of Partners Fund, Brookside Fund, Brookside Investors, Brookside Investors II, and Brookside Management is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock.

Item 2(e).	CUSIP Number

76133E109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

[x] If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

As of the close of business on December 23, 2010, the Reporting Persons beneficially owned 2,965,022 Shares1. Partners Fund acts by and through its general partner, Brookside Investors. Brookside Fund acts by and through its general partner, Brookside Investors II. Brookside Investors acts by and through its general partner, Brookside Management. Brookside Investors II acts by and through its general partner, Brookside Management.

Item 4(b).	Percent of Class

As of the close of business on December 23, 2010, the Reporting Persons beneficially owned 9.04% of the Common Stock of the Company. The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 32,784,003 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 10, 2011, based on representations made in the Company’s Form 10-Q filed November 14, 2011 with the Securities and Exchange Commission.

Item 4(c).	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:	2,965,022 Shares as of December 23, 2010

(ii) shared power to vote or to direct the vote:	0

(iii) sole power to dispose or to direct the

(iv) disposition of:	2,965,022 Shares as of December 23, 2010

(v) shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

[1]	Includes 1,818,182 CHESS Depository Interests that are convertible at the option of the holder into shares of Common Stock on a 10:1 basis.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: December 19, 2011

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	/s/ William E. Pappendick, IV
Name: William E. Pappendick, IV
Title: Managing Director

BROOKSIDE CAPITAL TRADING FUND, L.P.

By:	/s/ William E. Pappendick, IV
Name: William E. Pappendick, IV
Title: Managing Director

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(2)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of such information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: December 19, 2011

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	/s/ William E. Pappendick, IV
Name: William E. Pappendick, IV
Title: Managing Director

BROOKSIDE CAPITAL TRADING FUND, L.P.

By:	/s/ William E. Pappendick, IV
Name: William E. Pappendick, IV
Title: Managing Director